Exhibit 99.1

ITEM 7 INFORMATION

7,759,959 of the securities being reported on by FIRST AMERICAN FINANCIAL CORPORATION (“FAFC”), a Delaware corporation, as a parent holding company, are owned by FIRST AMERICAN TITLE INSURANCE COMPANY (“FATICO”), a California corporation. FATICO is a wholly-owned subsidiary of FAFC.